Exhibit 3.1

      Section 7. Qualifications of Nominees - Age.


      No nominee for Trustee shall be more than 80 years of age at the time of his election as Trustee, nor shall any Trustee nominated for a subsequent term be more than 80 years of age at the time of his election for such subsequent term, provided that any Trustee elected prior to attaining age 80 may continue to serve the remainder of his term despite attaining the age of 80 before the expiration of his term.